FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Michael Cinnamond, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the **Form**) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) Michael Cinnamond
Name: Michael Cinnamond
Title: Chief Financial Officer

Date: March 12, 2019

Reporting Issuer Name: B2GOLD CORP.

End date of previous financial year: December 31, 2018

Type of Reporting Issuer: [X] **Class 1 reporting issuer** [ ] **Class 3B reporting issuer**

Highest Trading Marketplace: TSX

Market value of listed or quoted equity securities:

Equity Symbol BTO

1st Specified Trading Period (dd/mm/yy) January 1, 2018 to March 31, 2018

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 3.5300 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		983,115,630 (ii)
Market value of class or series	(i) x (ii)	$ 3,470,398,173.9 (A)

2nd Specified Trading Period (dd/mm/yy) April 1, 2018 to June 30, 2018

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 3.4100 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		985,554,950 (iv)
Market value of class or series	(iii) x (iv)	$ 3,360,742,379.5 (B)

3rd Specified Trading Period (dd/mm/yy) July 1, 2018 to September 30, 2018

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 2.9400 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		989,512,697 (vi)
Market value of class or series	(v) x (vi)	$ 2,909,167,329.18 (C)

4th Specified Trading Period (dd/mm/yy)		October 1, 2018	to December 31, 2018
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 3.9900 (vii)	
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		993,881,630 (viii)	
Market value of class or series	(vii) x (viii)	$ 3,965,587,703.7 (D)	
5th Specified Trading Period (dd/mm/yy)		N/A	to N/A
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.0000 (ix)	
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		0.00 (x)	
Market value of class or series	(ix) x (x)	$ 0.0000 (E)	
Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 3,426,473,893.55 **(1)**	

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$ 0.0000 **(2)**
Capitalization for the previous financial year	(1) + (2)	$ 3,426,473,893.55
Participation Fee		$ 28,000.0000
Late Fee, if applicable		$ 0.0000
Total Fee Payable (Participation Fee plus Late Fee)		$ 28,000.0000